Form 10-K, Exhibit 13
period 1996-12-31
INVISION TECHNOLOGIES INC
filed 1997-03-31
CIK 1005969

                                                                 EXHIBIT 13.1

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The following table sets forth for the periods and the dates indicated certain financial data which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere herein. The statement of operations data for each of the three fiscal years in the period ended December 31, 1996, and the balance sheet data at December 31, 1995 and 1996, are derived from the consolidated financial statements of the Company which have been audited by Price Waterhouse LLP, independent accountants, and are included elsewhere in this Annual Report. The statement of operations data for the years ended December 31, 1992 and 1993 and the balance sheet data at December 31, 1992, 1993, and 1994 are derived from audited financial statements not otherwise contained herein.


                                                                            YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1992       1993       1994       1995       1996
                                                             ---------  ---------  ---------  ---------  ---------
                                                                     (In thousands, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues.................................................  $      --  $      --  $      --  $   9,066  $  15,841
  Cost of revenues.........................................         --         --         --      6,777      9,736
                                                             ---------  ---------  ---------  ---------  ---------
    Gross profit...........................................         --         --         --      2,289      6,105
                                                             ---------  ---------  ---------  ---------  ---------
  Operating expenses:
    Research and development(1)............................        744      1,424      1,582      1,940      2,785
    Sales and marketing....................................        242        520        664      1,866      2,976
    General and administrative.............................      1,058      1,081      1,078      1,471      2,577
                                                             ---------  ---------  ---------  ---------  ---------
      Total operating expenses.............................      2,044      3,025      3,324      5,277      8,338
                                                             ---------  ---------  ---------  ---------  ---------
  Loss from operations.....................................     (2,044)    (3,025)    (3,324)    (2,988)(2) (2,233)(2)
  Interest expense.........................................       (162)      (288)      (410)      (338)    (1,511)(3)
  Other income, net........................................         10          6          7         34        172
                                                             ---------  ---------  ---------  ---------  ---------
  Net loss.................................................  $  (2,196) $  (3,307) $  (3,727) $  (3,292) $  (3,572)
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
  Net loss per share(4)....................................                                   $   (0.50) $   (0.44)
                                                                                              ---------  ---------
                                                                                              ---------  ---------
  Weighted average shares outstanding(4)...................                                       6,642      8,142


                                                                                 DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1992       1993       1994       1995       1996
                                                             ---------  ---------  ---------  ---------  ---------
                                                                                (In thousands)
CONSOLIDATED BALANCE SHEET DATA:
  Cash.....................................................  $     562  $     212  $   2,241  $   1,927  $   2,363
  Working capital (deficit)................................     (2,365)    (4,759)    (4,893)    (3,477)     7,380
  Total assets.............................................      1,804      1,950      4,646      7,316     15,256
  Long-term liabilities....................................         --         --         --         34        110
  Total stockholders' equity (deficit).....................     (1,696)    (3,983)    (4,224)    (2,522)     9,074


------------------------------


(1) Net of amounts reimbursed by the FAA of $3,099,000, $1,518,000, $821,000,
    $593,000, and $1,476,000, respectively, during 1992, 1993, 1994, 1995, and
    1996. See Note 4 of Notes to Consolidated Financial Statements.



(2) The Company recorded non-cash charges related to grants of stock options having exercise prices below the fair market value on the date of grant to employees and directors in the amounts of $369,000 and $489,000, respectively, in 1995 and 1996. See Note 8 of Notes to Consolidated Financial Statements.



(3) The Company recorded a non-cash charge resulting from amortization of a discount in connection with the Warrants in the amount of $1.3 million in 1996. See Note 6 of Notes to Consolidated Financial Statements.



(4) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the method used to compute per share amounts.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    THE FOLLOWING DISCUSSION MAY CONTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. WHEN USED IN THIS DISCUSSION, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," AND "EXPECT" AND SIMILAR EXPRESSIONS AS THEY RELATE TO THE COMPANY OR ITS MANAGEMENT ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THE RESULTS EXPRESSED IN, OR IMPLIED BY, THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE RISKS RELATED TO MARKET ACCEPTANCE OF THE COMPANY'S SINGLE PRODUCT, FLUCTUATIONS IN THE COMPANY'S QUARTERLY AND ANNUAL OPERATING RESULTS, THE LOSS OF ORDERS OF THE COMPANY'S PRODUCT, INCLUDING THE LOSS OF THE COMPANY'S MOST RECENT ORDER FROM THE FAA, LOSS OF ANY OF THE COMPANY'S SOLE SOURCE SUPPLIERS, INTENSE COMPETITION, RELIANCE ON LARGE ORDERS, CONCENTRATION OF THE COMPANY'S CUSTOMERS, RISKS RELATED TO THE LENGTHY SALES CYCLES FOR THE CTX 5000, BUDGETING LIMITATIONS OF THE COMPANY'S CUSTOMERS AND PROSPECTIVE CUSTOMERS, AND THE RISKS RELATED TO THE COMPANY'S LIMITED MANUFACTURING EXPERIENCE, AS WELL AS THOSE DISCUSSED IN THE COMPANY'S ANNUAL REPORT ON
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996.


OVERVIEW


    InVision designs, manufactures and markets an explosive detection system based on advanced CT technology. The Company was formed in September 1990 to design and develop the CTX 5000 and remained in the development stage through December 1994. In June 1994, the Company received its first commercial order for a CTX 5000 system from the Brussels International Airport in Belgium, and since such time has received orders for a total of 87 systems, of which a total of 30 had been shipped as of March 1, 1997. For the fiscal year ended December 31, 1996, the Company had revenues of $15.8 million, and at March 1, 1997 had orders in backlog in the amount of $55.0 million.


    The Company considers research and development to be a vital part of its operating discipline and continues to dedicate substantial resources to research to enhance the performance, functionality and reliability of its CTX 5000 hardware and software. At March 1, 1997, the Company had 35 full-time employees engaged in research and development activities, and also was using the services of 8 specialized contract employees and consultants in this area. Beginning in 1991, total research and development expenditures by the Company have been partially offset by amounts reimbursed by the FAA under development contracts and grants. The Company believes that investment in research and development in absolute dollars will increase substantially to meet its future needs regardless of the level of funding received from the FAA. During the year ended December 31, 1996, the Company spent $4.3 million on research and development activities, of which $1.5 million was funded by the FAA under development contracts and grants. To the extent that FAA contract and grant receipts decline in the future, research and development expenses borne by the Company would increase, and the Company expects that its results of operations would be adversely impacted.


    The Company markets its products both directly through internal sales personnel and indirectly through authorized agents, distributors and systems integrators. In the United States, the Company markets its CTX 5000 primarily through direct sales personnel. Internationally, the Company utilizes both a direct sales force and authorized agents to sell its products. During the years ended December 31, 1996 and 1995, international sales represented 76.2% and 89.2%, respectively, of the Company's revenues.


    The sales cycle of the CTX 5000 is often lengthy due to the protracted approval process that typically accompanies large capital expenditures and the time required to manufacture the CTX 5000 and install and assimilate the CTX 5000. Typically, six to twelve months may elapse between a new customer's initial evaluation of the Company's system and the execution of a contract. Another three months to a year may elapse prior to shipment of the CTX 5000 as the customer site is prepared and the CTX 5000 is manufactured. During this period the Company expends substantial funds and management resources but recognizes no associated revenue.

    The Company recognizes revenue on shipment unless extended acceptance criteria exist, in which case revenue is recognized upon achievement of such acceptance criteria. The Company typically requires significant customer deposits and progress payments in advance of shipment on customer purchase orders. Provision for estimated installation, training and warranty costs is recorded at the time revenue is recognized. Systems typically carry a one-year warranty.



RESULTS OF OPERATIONS



    The following table sets forth certain income and expenditure items from the Company's consolidated statement of operations expressed as a percentage of revenues for the periods indicated. Information for 1994 has been omitted as the Company did not recognize revenue in that year.



                                                                                 YEAR ENDED
                                                                                DECEMBER 31,
                                                                            --------------------
                                                                              1995       1996
                                                                            ---------  ---------
Revenues..................................................................      100.0%     100.0%
Cost of revenues..........................................................       74.8       61.5
                                                                            ---------  ---------
  Gross profit............................................................       25.3       38.5
                                                                            ---------  ---------
Operating expenses:
  Research and development................................................       21.4       17.6
  Sales and marketing.....................................................       20.6       18.8
  General and administrative..............................................       16.2       16.3
                                                                            ---------  ---------
    Total operating expenses..............................................       58.2       52.6
                                                                            ---------  ---------
Loss from operations......................................................      (33.0)     (14.1)
Interest expense..........................................................       (3.7)      (9.5)
Other income, net.........................................................        0.4        1.1
                                                                            ---------  ---------
Net loss..................................................................      (36.3)%     (22.6)%
                                                                            ---------  ---------
                                                                            ---------  ---------



COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



    REVENUES. The Company's revenues are comprised of system revenues, which include sales of the CTX 5000, accessories, installation and configuration, and maintenance related to product support.



    Revenues increased by 74.7% to $15.8 million in 1996 from $9.0 million in 1995. The increase in 1996 revenues is attributable to increased sales of the CTX 5000, reflecting a 63.6% increase in unit shipments to 18 units in 1996 from 11 units in 1995 and, to a lesser extent, changes in product configuration leading to an increase in the average selling price per unit and sales of add-on products to current customers. There were no revenues recorded in 1994.



    GROSS PROFIT. Cost of revenues primarily consists of purchased materials procured for use in the assembly of the Company's products, as well as manufacturing labor, overhead and warranty costs. In any given period the Company's gross profit may be affected by several factors, including product configuration, location of the installation, and complexity of integration into various airport environments.



    Gross profit increased by 167% to $6.1 million in 1996 from $2.3 million in 1995. Gross margins were 38.5% in 1996 and 25.3% in 1995. The increase in gross margins was primarily caused by lower unit costs resulting from increased manufacturing efficiency and reduced overhead cost per unit due to increased volume, as well as changes in product configurations leading to an increase in the average selling price. Increased operating efficiencies resulting from a larger installed base also reduced the average cost of maintenance and warranty service. There was no gross profit in 1994.



    RESEARCH AND DEVELOPMENT. Research and development expenditures consist primarily of compensation paid to personnel engaged in research and development activities, amounts paid for outside services, and costs of materials utilized in the development of hardware products, including prototype units. All software and hardware development costs are expensed as incurred. Beginning in 1991, total research and development expenditures by the Company have been partially offset by amounts reimbursed by the FAA under development contracts and grants. The Company believes that investment in research and development in absolute dollars will increase substantially to meet its future needs regardless of the level of funding received from the FAA.



    During 1996, 1995 and 1994, the Company was entitled to reimbursements of $1.5 million, $0.6 million and $0.8 million, respectively, under research and development contracts and grants from the FAA to develop and enhance the CTX 5000. Such reimbursements have been reflected as a reduction to research and development expense in each period presented. Billings are rendered to the FAA monthly on the basis of actual costs incurred.



    Total research and development expenditures increased by 68.2% to $4.3 million in 1996 from $2.5 million in 1995 and by 5.4% in 1995 from $2.4 million in 1994. Of these amounts, $1.5 million and $0.6 million, respectively, were funded by research and development contracts and grants from the FAA in 1996 and 1995. As a percentage of revenues, total research and development expenditures remained at approximately 27.3% for both 1996 and 1995. In 1996, the increase in total expenditures reflects the effects of personnel additions, costs of prototype development, efforts to increase throughput and develop systems for more effective airport integration, and conceptual design.



    SALES AND MARKETING. Sales and marketing expenditures consist primarily of compensation paid to direct and indirect sales and marketing personnel, payments to consultants, travel related to the sales process, and other selling and distribution costs.



    Sales and marketing expenditures increased by 59.5% to $3.0 million in 1996 from $1.9 million in 1995 and by 181% in 1995 from $0.7 million in 1994. As a percentage of revenues, sales and marketing expenses declined to 18.8% in 1996 from 20.6% in 1995. The increased levels of expenditures in absolute dollars for 1996 and 1995 reflect increased selling costs associated with the higher unit sales, including foreign travel, trade shows, public relations and commissions.



    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of compensation paid to administrative personnel, including directors, payments to consultants, professional service fees, and travel and other general expenses.



    General and administrative expenses increased by 75.2% to $2.6 million in 1996 from $1.5 million in 1995 and by 36.5% in 1995 from $1.1 million in 1994. As a percentage of revenues, general and administrative expenses were 16.3% for 1996 and 16.2% for 1995. The increase in absolute dollars in 1996 reflects increased costs of operating as a public company. In addition, the increases for 1996 and 1995 reflect additions to support capabilities required by the growth in revenues and corporate headcount.



    INTEREST EXPENSE. Interest expense increased to $1.5 million in 1996 from $0.3 million in 1995 and decreased in 1995 from $0.4 million in 1994. Interest expense in 1996 reflects the effect of $1.3 million of amortization of the fair market value of warrants issued in connection with a bridge loan obtained in December 1995. Interest expense during 1995 and 1994 resulted directly from short-term debt outstanding during each period.



    INCOME TAXES. At December 31, 1996 the Company had federal net operating loss carryforwards of approximately $11.0 million available to reduce future federal taxable income. The Company's net operating loss carryforwards expire from 2005 to 2011. As a result of changes in ownership that occurred in the 1995 financings, future utilization of certain of the Company's carryforwards are limited to not more than approximately $0.5 million per year.



QUARTERLY RESULTS OF OPERATIONS



    The following table sets forth certain consolidated statements of operations data for the four fiscal quarters in each of the years ended December 31, 1995 and 1996. This data is unaudited but, in the opinion of the Company's management, reflects all of the adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of this information in accordance with generally accepted accounting principles. The operating results for any quarter are not necessarily indicative of results for any future period.



                                                                       QUARTER ENDED
                             --------------------------------------------------------------------------------------------------
                              MAR. 31,     JUNE 30,     SEP. 30,    DEC. 31,    MAR. 31,     JUNE 30,     SEP. 30,    DEC. 31,
                                1995         1995         1995        1995        1996         1996         1996        1996
                             -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
                                                                       (In thousands)
Revenues...................   $     892    $   2,520    $   3,057   $   2,597  $   3,932    $   3,555     $   3,959   $   4,395
Cost of revenues...........         658        1,685        2,088       2,346      2,453        2,188         2,232       2,863
                             -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
  Gross profit.............         234          835          969         251      1,479        1,367         1,727       1,532
                             -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Operating expenses:
  Research and
    development............         351          412          521         656        595          481           615       1,094
  Sales and marketing......         222          464          571         609        597          638           758         983
  General and
    administrative.........         294          257          419         501        472          674           730         701
                             -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
    Total operating
      expenses.............         867        1,133        1,511       1,766      1,664        1,793         2,103       2,778
                             -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Loss from operations.......        (633)        (298)        (542)     (1,515)      (185)        (426)         (376)     (1,246)
Interest expense...........        (125)         (95)         (65)        (53)    (1,040)(1)      (455)(1)         (7)        (9)
Other income, net..........          12            7           11           4         10           51            61          50
                             -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Net loss...................   $    (746)   $    (386)   $    (596)  $  (1,564) $  (1,215)   $    (830)    $    (322)  $  (1,205)
                             -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
                             -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Net loss per share.........   $   (0.12)   $   (0.06)   $   (0.09)  $   (0.23) $   (0.17)   $   (0.11)    $   (0.04)  $   (0.13)
                             -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
                             -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Weighted average shares
 outstanding...............       6,323        6,438        6,929       6,876      7,081        7,816         8,650       9,023


------------------------


(1) The Company recorded noncash charges of $0.9 million and $0.4 million in the quarters ended March 31, 1996 and June 30, 1996, respectively, resulting from amortization of a bridge loan warrant discount.

    The following table sets forth, as a percentage of revenues, certain consolidated statements of operations data for the four fiscal quarters in each of the years ended December 31, 1995 and 1996.


                                                                         QUARTER ENDED
                                    ---------------------------------------------------------------------------------------
                                     MAR. 31,     JUNE 30,    SEP. 30,    DEC. 31,     MAR. 31,     JUNE 30,     SEP. 30,
                                       1995         1995        1995        1995         1996         1996         1996
                                    -----------  -----------  ---------  -----------  -----------  -----------  -----------
Revenues..........................       100.0%       100.0%      100.0%      100.0%       100.0%       100.0%       100.0%
Cost of revenues..................        73.8         66.9        68.3        90.3         62.4         61.5         56.4
                                         -----        -----   ---------       -----        -----        -----        -----
  Gross profit....................        26.2         33.1        31.7         9.7         37.6         38.5         43.6
Operating expenses:
  Research and development........        39.3         16.3        17.0        25.3         15.1         13.5         15.5
  Sales and marketing.............        24.9         18.4        18.7        23.5         15.2         17.9         19.1
  General and administrative......        33.0         10.2        13.7        19.3         12.0         19.0         18.4
                                         -----        -----   ---------       -----        -----        -----        -----
    Total operating expenses......        97.2         45.0        49.4        68.0         42.3         50.4         53.1
                                         -----        -----   ---------       -----        -----        -----        -----
Loss from operations..............       (71.0)       (11.8)      (17.7)      (58.3)        (4.7)       (12.0)        (9.5)
Interest expense..................       (14.0)        (3.8)       (2.1)       (2.0)       (26.4)       (12.8)        (0.2)
Other income, net.................         1.3          0.3         0.4         0.2          0.3          1.4          1.5
                                         -----        -----   ---------       -----        -----        -----        -----
Net loss..........................       (83.6)%      (15.3)%     (19.5)%      (60.2)%      (30.9)%      (23.3)%       (8.1)%
                                         -----        -----   ---------       -----        -----        -----        -----
                                         -----        -----   ---------       -----        -----        -----        -----


                                     DEC. 31,
                                       1996
                                    -----------
Revenues..........................       100.0%
Cost of revenues..................        65.1
                                         -----
  Gross profit....................        34.9
Operating expenses:
  Research and development........        24.9
  Sales and marketing.............        22.4
  General and administrative......        15.9
                                         -----
    Total operating expenses......        63.2
                                         -----
Loss from operations..............       (28.4)
Interest expense..................        (0.2)
Other income, net.................         1.1
                                         -----
Net loss..........................       (27.4)%
                                         -----
                                         -----



    The Company's quarterly revenues have fluctuated significantly in the past and are expected to fluctuate significantly in the future. These fluctuations are the result of a variety of factors, including the Company's delivery cycle, variations in product configuration, timing of orders, and suitability of client sites. The Company's cost of revenues fluctuates from quarter to quarter consistent with fluctuations in such revenues. In addition, the Company's gross margins may be affected by, among other factors, the configuration of systems sold, the mix between system and add-on sales, and the breakdown between domestic and international sales. During 1996, as the number of orders shipped and associated revenues increased, the overall variability of the Company's gross profits decreased.



    The Company has experienced operating and net losses in each of the eight fiscal quarters in the years 1995 and 1996. There can be no assurance that the Company will become profitable on either a quarterly or annual basis. The Company's past operating results have been, and its future operating results will be, subject to fluctuations resulting from a number of factors, including the timing and announcement of orders, delays in shipments caused by customer readiness or integration issues, the timing of new or enhanced product offerings by the Company or it's competitors, the mix between sales to domestic and international customers, market acceptance of any new or enhanced version of the Company's products, availability of key components, the availability of manufacturing capacity, the Company's ability to rapidly increase production, and fluctuations in demand driven by general conditions impacting the aviation industry beyond the control of the Company. The Company's revenues in any period are generally derived from a limited number of customers. The Company may also choose to reduce prices or increase spending in response to competition or to pursue new market opportunities, all of which may adversely affect the Company's business, financial condition and results of operations.


LIQUIDITY AND CAPITAL RESOURCES



    Since inception, the Company has financed its operations primarily through private sales of $16.5 million of Preferred and Common Stock (of which $5.6 million represents indebtedness converted to equity), the sale of $9.5 million of Common Stock in the Company's Initial Public Offering in April 1996, and $3.2 million of short-term borrowings. At December 31, 1996, the Company had $2.4 million in cash and no outstanding borrowings.

    In February 1997, the Company entered into two one-year revolving line of credit agreements with Silicon Valley Bank. The first agreement provides for maximum borrowings generally in an amount up to the lower of 80% of domestic eligible accounts receivable or $4.5 million. Borrowings under this agreement generally bear interest at the bank's prime rate plus 1.00% per annum (9.25% at December 31, 1996). The second agreement is partially guaranteed by the Export-Import Bank of the United States and provides for maximum borrowings generally in an amount up to the lower of the sum of 90% of eligible export accounts receivable plus 70% of eligible raw materials and work-in-process inventory designated for export customers or $4.5 million. Borrowings under this agreement generally bear interest at the bank's prime rate plus 0.75% per annum (9.00% at December 31, 1996). Borrowings under both agreements are secured by all of the Company's assets. The agreements require that the Company maintain certain financial ratios and levels of tangible net worth and profitability and also prohibit the Company from paying cash dividends. Proceeds of loans under both lines of credit may be used for general corporate purposes.



    Cash used in operations was $9.4 million in 1996 and $2.0 million in 1995. Net cash used in operations for 1996 was primarily due to the net loss of $3.6 million, a $5.3 million increase in accounts receivable and a $1.4 million increase in inventories which were partially offset by a non-cash charge for the amortization of the warrant discount of $1.3 million. For 1995, net cash used in operations was due primarily to the net loss of $3.3 million and increases in accounts receivable and inventories associated with increased manufacturing and sales activities, which were partially offset by an increase in accounts payable and accrued liabilities.



    Net cash used in investing activities was $1.1 million in 1996 and $0.6 million in 1995, in each case due primarily to the purchase of property and equipment. The Company anticipates spending approximately $2.0 million for purchases of capital equipment and approximately $1.5 million for facility improvements in connection with a move of the Company's principal executive offices and manufacturing facility. The Company has no other significant capital spending or purchase commitments other than normal purchase commitments and commitments under leases.



    Net cash provided by financing activities was $10.9 million in 1996 and $2.3 million in 1995. The increase in 1996 was due to $14.0 million in net proceeds from issuances of Common Stock primarily associated with the Company's initial public offering in 1996 which were partially offset by $3.2 million in net repayments of short-term debt financing. Net cash provided by financing activities in 1995 was due primarily to $1.2 million in proceeds from the issuance of Preferred Stock and $1.0 million in proceeds from short-term debt financing.



    On March 14, 1997, InVision filed a registration statement with the Securities and Exchange Commission in connection with the Proposed Underwritten Offering of 3,125,000 shares of Common Stock. Of such shares 1,875,000 shares are being offered by the Company and 1,250,000 shares are being offered by certain selling stockholders not including Anaconda. The Company intends to use the proceeds from the offering to purchase capital equipment and undertake facility improvements, to fund research and development, and for working capital and other general corporate purposes. The Company will not receive any proceeds from the sale of Common Stock by the selling stockholders.



    The Company believes that existing cash of $2.4 million as of December 31, 1996 and available borrowings under the Company's line of credit agreements, together with the anticipated net proceeds from the Proposed Underwritten Offering, will be sufficient to finance its working capital and capital expenditure requirements for at least the next 12 months. If the Proposed Underwritten Offering does not occur, the Company may need to seek alternative sources of funding. There can be no assurance that any such additional funding will be available to the Company on favorable terms or at all.

                          INVISION TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1995       1996
                                                                                             ---------  ---------
                                                     ASSETS
Current assets:
  Cash.....................................................................................  $   1,927  $   2,363
  Accounts receivable......................................................................        735      5,987
  Inventories..............................................................................      3,413      4,810
  Prepaid expenses.........................................................................        252        292
                                                                                             ---------  ---------
      Total current assets.................................................................      6,327     13,452
Property and equipment, net................................................................        914      1,804
Other assets...............................................................................         75         --
                                                                                             ---------  ---------
                                                                                             $   7,316  $  15,256
                                                                                             ---------  ---------
                                                                                             ---------  ---------
                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable.........................................................................  $   3,035  $   2,541
  Accrued liabilities......................................................................      1,217      1,020
  Short-term debt..........................................................................      2,260         --
  Advances from stockholders...............................................................        200         --
  Deferred revenue.........................................................................      3,082      2,443
  Current maturities of obligations under capital lease....................................         10         68
                                                                                             ---------  ---------
      Total current liabilities............................................................      9,804      6,072
                                                                                             ---------  ---------

Long-term obligations under capital lease, less current portion............................         34        110
                                                                                             ---------  ---------
Commitments (Notes 9, 11 and 12)

Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par value; 5,000 shares authorized; 2,619 shares and
    none issued and outstanding............................................................     12,212         --
  Preferred stock, $0.001 par value; 5,000 shares authorized; none issued and
    outstanding............................................................................         --         --
  Common stock, $0.001 par value; 20,000 shares authorized; 124 and 9,160 shares issued and
    outstanding............................................................................         --          9
  Additional paid-in capital...............................................................      1,885     28,919
  Deferred stock compensation expense......................................................       (692)      (355)
  Accumulated deficit......................................................................    (15,927)   (19,499)
                                                                                             ---------  ---------
      Total stockholders' equity (deficit).................................................     (2,522)     9,074
                                                                                             ---------  ---------
                                                                                             $   7,316  $  15,256
                                                                                             ---------  ---------
                                                                                             ---------  ---------


  The accompanying notes are an integral part of these consolidated financial statements.

                          INVISION TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                        YEAR ENDED DECEMBER 31,
                                                                                    -------------------------------
                                                                                      1994       1995       1996
                                                                                    ---------  ---------  ---------
Revenues..........................................................................  $      --  $   9,066  $  15,841
Cost of revenues..................................................................         --      6,777      9,736
                                                                                    ---------  ---------  ---------
  Gross profit....................................................................         --      2,289      6,105
                                                                                    ---------  ---------  ---------

Operating expenses:
  Research and development........................................................      1,582      1,940      2,785
  Sales and marketing.............................................................        664      1,866      2,976
  General and administrative......................................................      1,078      1,471      2,577
                                                                                    ---------  ---------  ---------
    Total operating expenses......................................................      3,324      5,277      8,338
                                                                                    ---------  ---------  ---------
Loss from operations..............................................................     (3,324)    (2,988)    (2,233)
Interest expense (including related party interest expense of
  $90; $104; and $54).............................................................       (410)      (338)    (1,511)
Other income, net.................................................................          7         34        172
                                                                                    ---------  ---------  ---------

Net loss..........................................................................  $  (3,727) $  (3,292) $  (3,572)
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

Net loss per share (Note 2).......................................................             $   (0.50) $   (0.44)
                                                                                               ---------  ---------
                                                                                               ---------  ---------
Shares used in per share calculations (Note 2)....................................                 6,642      8,142


  The accompanying notes are an integral part of these consolidated financial statements.

                          INVISION TECHNOLOGIES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                        YEAR ENDED DECEMBER 31,
                                                                                    -------------------------------
                                                                                      1994       1995       1996
                                                                                    ---------  ---------  ---------
Cash flows from operating activities:
  Net loss........................................................................  $  (3,727) $  (3,292) $  (3,572)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization.................................................        255        239        371
    Amortization of bridge loan warrant expense...................................         --         --      1,330
    Stock compensation expense....................................................         --        369        489
    Changes in assets and liabilities:
      Accounts receivable.........................................................        163       (611)    (5,252)
      Inventories.................................................................       (939)    (1,887)    (1,397)
      Prepaid expenses............................................................         --         --        (34)
      Other assets................................................................        (29)      (135)        --
      Accounts payable............................................................        618      2,219       (522)
      Accrued liabilities.........................................................        121        915       (202)
      Deferred revenues...........................................................      2,948        134       (639)
                                                                                    ---------  ---------  ---------
        Net cash used in operating activities.....................................       (590)    (2,049)    (9,428)
                                                                                    ---------  ---------  ---------

Cash flows from investing activities:
  Acquisition of property and equipment...........................................       (117)      (590)    (1,074)
                                                                                    ---------  ---------  ---------

Cash flows from financing activities:
  Proceeds from short-term debt...................................................      2,250      1,000      1,000
  Repayments of short-term debt...................................................         --         --     (4,200)
  Proceeds from capital lease financing...........................................         --         53        169
  Repayments of capital lease financing...........................................         --         (9)       (35)
  Proceeds from issuance of preferred stock.......................................        464      1,244         --
  Proceeds from issuance of common stock, net.....................................         22         37     14,004
                                                                                    ---------  ---------  ---------
      Net cash provided by financing activities...................................      2,736      2,325     10,938
                                                                                    ---------  ---------  ---------

Net increase (decrease) in cash for the period....................................      2,029       (314)       436
Cash at beginning of period.......................................................        212      2,241      1,927
                                                                                    ---------  ---------  ---------
Cash at end of period.............................................................  $   2,241  $   1,927  $   2,363
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Interest paid...................................................................  $     319  $     220  $     233
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:
  Issuance of common stock upon conversion of preferred stock.....................  $      --  $      --  $  12,212
  Issuance of Series D preferred stock upon the conversion of short-term debt and
    accrued interest..............................................................  $   3,000  $   2,604  $      --
  Warrants issued in connection with bridge loan financing........................  $      --  $     740  $     590
  Issuance of common stock in connection with acquisition of subsidiary...........  $      --  $      --  $      85


  The accompanying notes are an integral part of these consolidated financial statements.

                          INVISION TECHNOLOGIES, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                        CONVERTIBLE                                              DEFERRED
                                      PREFERRED STOCK          COMMON STOCK       ADDITIONAL       STOCK
                                    --------------------  ----------------------    PAID-IN    COMPENSATION   ACCUMULATED
                                     SHARES     AMOUNT     SHARES      AMOUNT       CAPITAL       EXPENSE       DEFICIT
                                    ---------  ---------  ---------  -----------  -----------  -------------  ------------
Balance at December 31, 1993......        586  $   4,900         32   $      --    $      25     $      --     $   (8,908)
Issuance of Series D preferred
  stock...........................        926      3,464         --          --           --            --             --
Exercise of common stock
  options.........................         --         --         26          --           22            --             --
Net loss..........................         --         --         --          --           --            --         (3,727)
                                    ---------  ---------  ---------         ---   -----------  -------------  ------------
Balance at December 31, 1994......      1,512      8,364         58          --           47            --        (12,635)
Issuance of Series D preferred
  stock...........................        789      2,948         --          --           --            --             --
Issuance of Series D preferred
  stock to stockholders for
  distribution rights.............        227         --         --          --           --            --             --
Issuance of Series E preferred
  stock...........................         91        900         --          --           --            --             --
Deferred stock compensation.......         --         --         --          --        1,061        (1,061)            --
Amortization of deferred stock
  compensation....................         --         --         --          --           --           369             --
Issuance of warrant...............         --         --         --          --          740            --             --
Exercise of common stock
  options.........................         --         --         66          --           37            --             --
Net loss..........................         --         --         --          --           --            --         (3,292)
                                    ---------  ---------  ---------         ---   -----------  -------------  ------------
Balance at December 31, 1995......      2,619     12,212        124          --        1,885          (692)       (15,927)

Issuance of common stock pursuant
  to initial public offering, net
  of expenses.....................         --         --      2,070           2        9,530            --             --
Conversion of preferred stock to
  common stock upon completion of
  initial public offering.........     (2,619)   (12,212)     6,106           6       12,206            --             --
Deferred stock compensation.......         --         --         --          --          152          (152)            --
Amortization of deferred stock
  compensation....................         --         --         --          --           --           489             --
Issuance of warrant...............         --         --         --          --          590            --             --
Exercise of common stock
  options.........................         --         --        122          --           84            --             --
Exercise of common stock
  warrants........................         --         --        518           1        2,318            --             --
Issuance of common stock pursuant
  to EG&G agreement...............         --         --        184          --        1,974            --             --
Issuances of common stock
  primarily pursuant to
  acquisition of subsidiary.......         --         --         36          --          180            --             --
Net loss..........................         --         --         --          --           --            --         (3,572)
                                    ---------  ---------  ---------         ---   -----------  -------------  ------------
Balance at December 31, 1996......         --  $      --      9,160   $       9    $  28,919     $    (355)    $  (19,499)
                                    ---------  ---------  ---------         ---   -----------  -------------  ------------
                                    ---------  ---------  ---------         ---   -----------  -------------  ------------

                                        TOTAL
                                    STOCKHOLDERS'
                                       EQUITY
                                      (DEFICIT)
                                    -------------
Balance at December 31, 1993......    $  (3,983)
Issuance of Series D preferred
  stock...........................        3,464
Exercise of common stock
  options.........................           22
Net loss..........................       (3,727)
                                    -------------
Balance at December 31, 1994......       (4,224)
Issuance of Series D preferred
  stock...........................        2,948
Issuance of Series D preferred
  stock to stockholders for
  distribution rights.............           --
Issuance of Series E preferred
  stock...........................          900
Deferred stock compensation.......           --
Amortization of deferred stock
  compensation....................          369
Issuance of warrant...............          740
Exercise of common stock
  options.........................           37
Net loss..........................       (3,292)
                                    -------------
Balance at December 31, 1995......       (2,522)
Issuance of common stock pursuant
  to initial public offering, net
  of expenses.....................        9,532
Conversion of preferred stock to
  common stock upon completion of
  initial public offering.........           --
Deferred stock compensation.......           --
Amortization of deferred stock
  compensation....................          489
Issuance of warrant...............          590
Exercise of common stock
  options.........................           84
Exercise of common stock
  warrants........................        2,319
Issuance of common stock pursuant
  to EG&G agreement...............        1,974
Issuances of common stock
  primarily pursuant to
  acquisition of subsidiary.......          180
Net loss..........................       (3,572)
                                    -------------
Balance at December 31, 1996......    $   9,074
                                    -------------
                                    -------------


  The accompanying notes are an integral part of these consolidated financial statements.

                          INVISION TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1--THE COMPANY:



    InVision Technologies, Inc. ("InVision," or the "Company") is the worldwide leader in explosive detection technology. The Company develops, manufactures, markets and supports an explosive detection system ("EDS") for civil aviation security based on advanced computed tomography ("CT" or "CATScan" technology).



    Formed in 1990, InVision exited the development stage in 1995 upon the first commercial sales of its product, the CTX 5000 explosive detection system. The CTX 5000 is sold to airport and regulatory authorities and airlines throughout the world.



NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:



  BASIS OF PRESENTATION



    The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, Imatron Federal Systems, Inc., acquired in December 1996. All significant intercompany transactions and accounts have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  STOCK SPLIT



    Share information for all periods presented has been retroactively adjusted to reflect a 1-for-11 reverse stock split of Common Stock and Preferred Stock effected on March 15, 1996, and a 2-for-1 Common Stock dividend effected on February 7, 1997.



  REVENUE RECOGNITION



    Revenue from product sales is recognized upon shipment unless extended acceptance criteria exist, in which case revenue is recognized upon completion of such acceptance criteria. Provision for estimated installation, training and warranty costs is recorded at the time revenue is recognized.



  INVENTORIES



    Inventories are stated at the lower of cost (first-in, first-out) or market.



  PROPERTY AND EQUIPMENT



    Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, which range from one to five years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the terms of the leases.



    In 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Accordingly, the Company evaluates the recoverability of its assets when events and changes in circumstances indicate that such amounts may not be recoverable. The Company determines the recoverability of the carrying amount of each intangible asset by reviewing the following factors: the undiscounted value of expected operating cash flows in relation to its net capital investment, the estimated useful or contractual life of the intangible asset, the contract or product supporting the intangible asset, and in the case of purchased technology, the Company periodically reviews the

                          INVISION TECHNOLOGIES, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)


recoverability of the asset value by evaluating its products with respect to technological advances, competitive products and the long-lived asset impairment losses.



  DEFERRED REVENUE



    Deferred revenue arises from advance payments received from customers for systems to be delivered within the next year.



  INCOME TAXES



    The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.



  RESEARCH AND DEVELOPMENT COSTS



    Research and development costs are charged to operations as incurred. Contractually reimbursable costs for certain research and development activities are reflected as a reduction to research and development expense in the period the related costs are incurred (Note 4).



  SOFTWARE DEVELOPMENT COSTS



    To date, the period between achieving technological feasibility and the general availability of software included in the Company's product has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.



  STOCK COMPENSATION



    The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In January 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation" (see Note 8).



  DEPENDENCE ON SUPPLIERS



    The Company's ability to timely deliver its products is dependent upon the availability of quality components and subsystems used in these products. The Company depends in part upon subcontractors to manufacture, assemble and deliver certain items in a timely and satisfactory manner. The Company obtains certain components and subsystems from single, or a limited number of sources. A significant interruption in the delivery of such items could have a material adverse effect on the Company's financial condition and results of operations.



  EXPORT SALES AND CONCENTRATION OF CREDIT RISK



    The Company markets its systems both internationally and domestically. Product sales by geographic region are as follows (in thousands):



                                                                            YEAR ENDED DECEMBER
                                                                                    31,
                                                                            --------------------
                                                                              1995       1996
                                                                            ---------  ---------
Europe (primarily United Kingdom).........................................  $   6,578  $   7,488
United States.............................................................        975      3,766
Pacific Rim...............................................................        863      2,062
Middle East...............................................................        650      2,525
                                                                            ---------  ---------
                                                                            $   9,066  $  15,841
                                                                            ---------  ---------
                                                                            ---------  ---------

                          INVISION TECHNOLOGIES, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)


    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. The Company limits the amount of credit exposure of cash balances by maintaining its accounts in a high credit quality financial institution. Except for the Federal Aviation Administration contract (see Note 3), the Company's standard credit policy requires prepayment of up to 50% prior to shipment on all sales. To date, the Company has not experienced any material credit losses and accordingly has not recorded an allowance for doubtful accounts at December 31, 1995 or 1996. The Company's revenues are denominated in U.S. dollars. At December 31, 1996, two customers accounted for 59% and 18% of total accounts receivable. Significant customers which represented 10% or more of revenues for the respective periods were as follows:



                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                                  --------------------------------
                                                                       1995             1996
                                                                  ---------------  ---------------
Customer A......................................................            51%              22%
Customer B......................................................            12%              --
Customer C......................................................            11%              --
Customer D......................................................            --               13%
Customer E......................................................            --               12%
Customer F......................................................            --               12%
Customer G......................................................            --               16%
Customer H......................................................            --               13%



  NET LOSS PER SHARE



    Net loss per share is computed using the weighted average number of Common Stock and common equivalent shares, when dilutive, from stock options and warrants (using the treasury stock method). Pursuant to Securities and Exchange Commission Staff Accounting Bulletins, Common Stock and common equivalent shares issued by the Company during the 12-month period prior to the Company's initial public offering consisting of convertible preferred stock (using the if-converted method), and stock options and warrants (using the treasury stock method) have been included in the calculation as if they were outstanding for all periods prior to and including March 31, 1996, even though their effect is antidilutive. Historical net loss per share amounts have not been presented in 1994 because such amounts are not deemed meaningful due to the significant changes in the Company's capital structure that occurred in connection with the initial public offering.



  RECLASSIFICATIONS



    Certain prior year balances have been reclassified to be consistent with the 1996 presentation.



NOTE 3--FEDERAL AVIATION ADMINISTRATION (FAA) CONTRACT:



    In December 1996, the Company entered into a contract with the Federal Aviation Administration ("FAA" and the "FAA Contract") to deliver fifty-four
(54) CTX 5000 systems to various airports in the United States beginning in January and ending in December 1997. The minimum amount due from the FAA under this contract, including all related products and associated installation and support services, is $52.2 million. The Company will invoice and collect progress payments while systems are being manufactured in an amount equal to 80% of manufacturing costs incurred. The balance will be invoiced and collected after delivery and installation of each system.

                          INVISION TECHNOLOGIES, INC.

NOTE 3--FEDERAL AVIATION ADMINISTRATION (FAA) CONTRACT: (CONTINUED)


    The number of systems deliverable under the FAA Contract during 1997 exceeds the total number of systems manufactured by the Company to date. The Company has determined that its existing manufacturing facilities are inadequate to meet its obligation to deliver 54 systems under the FAA Contract and, accordingly, has entered into a lease agreement for new primary operating facilities including new manufacturing facilities (see Note 12). The Company believes that these new facilities will be adequate to meet its current delivery obligations.



NOTE 4--RESEARCH AND DEVELOPMENT CONTRACTS:



    The Company has been awarded various research and development contracts and grants by the FAA to share in the costs of developing and enhancing the Company's product. During 1994, 1995 and 1996, the Company was entitled to reimbursements of $821,000, $593,000 and $1,476,000, respectively, under these contracts and grants. Such reimbursements have been reflected as a reduction to research and development expense in each period presented. Billings are rendered to the FAA monthly on the basis of actual costs incurred. At December 1995 and 1996, the related receivable balance from the FAA was $17,000 and $331,000, respectively.



NOTE 5--BALANCE SHEET COMPONENTS (IN THOUSANDS):



                                                                                DECEMBER 31,
                                                                            --------------------
                                                                              1995       1996
                                                                            ---------  ---------
Accounts receivable:
  Billed..................................................................  $     388  $   5,026
  Unbilled................................................................        347        961
                                                                            ---------  ---------
                                                                            $     735  $   5,987
                                                                            ---------  ---------
                                                                            ---------  ---------

Inventories:
  Raw material and purchased components...................................  $   1,853  $   3,003
  Work-in-process.........................................................        779      1,331
  Finished goods..........................................................        781        476
                                                                            ---------  ---------
                                                                            $   3,413  $   4,810
                                                                            ---------  ---------
                                                                            ---------  ---------

Property and equipment:
  Machinery and equipment.................................................  $     868  $   1,400
  Self constructed assets.................................................        606      1,140
  Furniture and fixtures..................................................         71        160
  Leasehold improvements..................................................         73        145
                                                                            ---------  ---------
                                                                                1,618      2,845
  Less accumulated depreciation and amortization..........................       (704)    (1,041)
                                                                            ---------  ---------
                                                                            $     914  $   1,804
                                                                            ---------  ---------
                                                                            ---------  ---------



    Self-constructed assets are manufactured by the Company for use in system testing and support, and include the cost of parts and materials, and an overhead allocation. The Company depreciates self-constructed assets over their respective estimated useful lives which range from three to five years.

                          INVISION TECHNOLOGIES, INC.

NOTE 5--BALANCE SHEET COMPONENTS (IN THOUSANDS): (CONTINUED)


    At December 31, 1995 and 1996 the Company had $53,000 and $222,000, respectively, of capitalized lease equipment and related accumulated amortization of $6,000 and $39,000, respectively.



Accrued liabilities:
  Warranty reserves........................................  $     695  $     645
  Accrued employee compensation............................        327        311
  Other....................................................        195         64
                                                             ---------  ---------
                                                             $   1,217  $   1,020
                                                             ---------  ---------
                                                             ---------  ---------



NOTE 6--SHORT-TERM DEBT:



    At December 31, 1995, $2,000,000 of short-term debt was outstanding representing all of the funds available under a line of credit agreement with a bank. Interest accrued under the line of credit agreement at a rate of prime plus 1%. The rate in effect at December 31, 1995 was 9.75%. All amounts outstanding under this line of credit agreement were repaid in May 1996, and the line of credit agreement was subsequently terminated.



    In December 1995, the Company entered into a $2,000,000 Bridge Loan Agreement (the "Bridge Loan") with a lender. Under the agreement, the Company borrowed $1,000,000 in December 1995, and an additional $1,000,000 in February 1996. Principal outstanding under the agreement was secured by all assets of the Company. The Bridge Loan was repaid in full on May 1, 1996, in accordance with its terms.



    In connection with the Bridge Loan, the lender received the Bridge Loan Warrants described in Note 7, below. The aggregate fair value of the Bridge Loan Warrants, as determined at their respective dates of issuance, was $1,330,000. Such value represents a discount that was amortized as a financing cost over the period that the Bridge Loan was outstanding.



    At December 31, 1995, certain of the Company's stockholders had advanced $200,000 directly to the Company. Interest accrued at prime plus 1%. This advance was repaid in December 1996.



NOTE 7--STOCKHOLDERS' EQUITY (DEFICIT):



  COMMON STOCK



    In November 1996, the Company issued 183,750 shares of unregistered Common Stock to EG&G International Ltd. at $10.88 per share, reflecting a 10% discount from the market price of the Company's Common Stock in connection with the signing of a Research, Development and License Agreement (Note 11). Net proceeds totaled $1,974,000. These shares will be registered at the request of the shareholder upon the earlier of a public offering by the Company resulting in net proceeds of at least $10,000,000 or November 1997.



    In April 1996, the Company issued 1,800,000 shares of Common Stock at $5.50 per share in conjunction with the Company's initial public offering ("IPO"). Proceeds to the Company, net of discounts, commissions and offering expenses, totaled $8,211,000. In May 1996, the underwriters exercised their over-allotment option to purchase 270,000 additional shares of Common Stock for total net proceeds to the Company of $1,321,000. Proceeds from the IPO were used primarily to repay short term debt, reduce outstanding accounts payable and to provide working capital for the Company.

                          INVISION TECHNOLOGIES, INC.

NOTE 7--STOCKHOLDERS' EQUITY (DEFICIT): (CONTINUED)


    In connection with the Company's IPO, Donald & Co. Securities Inc., the underwriter, received, under the terms of the underwriting agreement, four-year warrants to purchase 180,000 shares of the Company's Common Stock at a price of $6.60 per share commencing April 23, 1997.



  PREFERRED STOCK



    In conjunction with the Company's IPO, all outstanding Convertible Preferred Stock converted to Common Stock. As of December 31, 1996, there were 5,000,000 shares of Preferred Stock authorized and no shares were issued and outstanding. The Board of Directors is authorized to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and number of shares constituting any series or the designation of such series, without further action or vote by the Company's stockholders.



  WARRANTS



    In connection with the Bridge Loan, the company issued three-year warrants to purchase 63,636 and 227,272 shares of Common Stock in 1995 at $5.50 and $4.40 per share, respectively, and 227,272 shares of Common Stock at $4.40 per share in 1996. The Bridge Loan warrants were exercised in full at various times during the month of August 1996, with the Company receiving net proceeds from the exercise of $2,319,000.



NOTE 8--EMPLOYEE STOCK AND BENEFIT PLANS:



  EQUITY INCENTIVE PLAN



    In March 1996, the Board of Directors approved the amended and restated 1991 Stock Option Plan, which was renamed the Equity Incentive Plan. The Equity Incentive Plan provides for the granting of incentive stock options and non qualified stock options for the purchase of up to an aggregate of 2,221,818 shares of the Company's common stock by officers, employees, consultants and directors of the Company. The Board of Directors is responsible for administration of the Equity Incentive Plan. The Board of Directors determines the term of each option, option exercise price, number of shares for which each option is granted and the rate at which each option is exercisable. Options granted under the Equity Incentive Plan generally vest over a four year period.



    Incentive and non qualified stock options may be granted at an exercise price per share of not less than 85% of the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Options granted under the Equity Incentive Plan generally expire ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock).

                          INVISION TECHNOLOGIES, INC.

NOTE 8--EMPLOYEE STOCK AND BENEFIT PLANS: (CONTINUED)



    In December 1994, the Company repriced all outstanding options in order to reconstitute the option pool as a result of the dilutive effect on common stock of the issuance of Series D Preferred Stock during the year. The outstanding options were cancelled and new options were issued at an exercise price of $0.55 per share, which represented the fair value of common stock as determined by the Board of Directors. Cumulative vesting percentages applicable to the cancelled options were given to the regranted options.



    In connection with grants of stock options to employees and directors in 1995 and 1996, the Company recorded $1,061,000 and $152,000, respectively, of deferred compensation representing the difference between the deemed fair value of the Company's Common Stock and the exercise price at the date of grant. Of such amounts, $369,000 and $489,000 were recorded to expense in 1995 and 1996, respectively. The remaining $355,000 is being amortized over the remaining vesting period of the related options.



    Transactions under the 1996 Equity Incentive Plan are summarized as follows (in thousands except per share amounts):



                                                                                 YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------------------------------
                                                                  1994                      1995                     1996
                                                        ------------------------  ------------------------  ----------------------
                                                                      WEIGHTED                  WEIGHTED                WEIGHTED
                                                                       AVERAGE                   AVERAGE                 AVERAGE
                                                                      EXERCISE                  EXERCISE                EXERCISE
                                                          SHARES        PRICE       SHARES        PRICE      SHARES       PRICE
                                                        -----------  -----------  -----------  -----------  ---------  -----------
Outstanding at beginning of period....................         234    $    1.23          383    $    0.57       1,190   $    0.82
  Granted.............................................         402         0.63          896         0.92         150        9.13
  Exercised...........................................         (26)        0.61          (66)        0.55        (122)       0.69
  Canceled............................................        (227)        1.36          (23)        0.96         (77)       0.85
                                                               ---                     -----                ---------
Outstanding at period end.............................         383         0.57        1,190         0.82       1,141        1.92
                                                               ---                     -----                ---------
                                                               ---                     -----                ---------
Options exercisable at period end.....................         202         0.58          384         0.56         643        0.80
                                                               ---                     -----                ---------
                                                               ---                     -----                ---------
Weighted average grant date fair value of such options
 granted during the year..............................                                                      $    4.04
                                                                                                            ---------
                                                                                                            ---------
Weighted average grant date fair value of options
 granted during the year at exercise prices below
 market prices........................................                                                      $      --
                                                                                                            ---------
                                                                                                            ---------

                          INVISION TECHNOLOGIES, INC.

NOTE 8--EMPLOYEE STOCK AND BENEFIT PLANS: (CONTINUED)


    The following table summarizes information about employee and director stock options outstanding at December 31, 1996 (in thousands, except per share amounts):



                                                           OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                                       ----------------------------               ----------------------------
                                                                         AVERAGE      WEIGHTED                      WEIGHTED
                                                                        REMAINING      AVERAGE                       AVERAGE
                                                          NUMBER       CONTRACTUAL    EXERCISE        NUMBER        EXERCISE
RANGE OF EXERCISE PRICES                                OUTSTANDING       LIFE          PRICE       EXERCISABLE       PRICE
-----------------------------------------------------  -------------  -------------  -----------  ---------------  -----------
$0.55................................................          479            7.9     $    0.55            356      $    0.55
$1.10................................................          512            8.8          1.10            287           1.10
$3.30................................................            9            9.0          3.30         --             --
$4.40................................................           15            9.2          4.40         --             --
$5.50................................................           28            9.4          5.54         --             --
$10.50...............................................            7            9.8         10,50         --             --
$11.25...............................................           41           10.0         11.25         --             --
$11.88...............................................           50            9.9         11.88         --             --
                                                             -----                                         ---
                                                             1,141            8.5          1.92            643           0.80
                                                             -----                                         ---
                                                             -----                                         ---




  FAIR VALUE DISCLOSURES



    Had compensation cost for options granted in 1995 and 1996 under the Company's 1996 Equity Incentive Plan been determined based on the fair value at the grant dates, as prescribed in FAS 123, the Company's net loss and pro forma net loss per share would have been as follows (in thousands except per share amounts):



                                                                         YEAR ENDED DECEMBER
                                                                                 31,
                                                                         --------------------
                                                                           1995       1996
                                                                         ---------  ---------
Net loss:
  As reported..........................................................  $  (3,292) $  (3,572)
  Pro forma............................................................     (3,330)    (3,665)
Pro forma net loss per share:
  As reported..........................................................  $   (0.50) $   (0.44)
  Pro forma............................................................      (0.50)     (0.47)



    The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions used for grants during the applicable period: dividend yield of 0.0% for both periods; risk-free interest rates of 5.89% to 6.00% for options granted during the year ended December 31, 1995 and 5.19% to 6.38% for options granted during the year ended December 31, 1996; weighted average expected option term of five years for both periods; and a volatility rate of 65%.



  1996 EMPLOYEE STOCK PURCHASE PLAN



    The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted in March 1996. A total of 300,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. As of December 31, 1996, no shares have been issued under the Purchase Plan.

                          INVISION TECHNOLOGIES, INC.

NOTE 9--COMMITMENTS:



    The Company leases facilities and equipment under non-cancelable leases expiring at various times through 2000. Future minimum lease payments under these leases at December 31, 1996 are as follows (in thousands):



                                                                         OPERATING     CAPITAL
YEAR ENDING DECEMBER 31,                                                   LEASE        LEASE
----------------------------------------------------------------------  -----------  -----------
 1997.................................................................   $     370    $      89
  1998................................................................         286           89
  1999................................................................          --           37
                                                                               ---          ---
                                                                         $     656          215
                                                                               ---
                                                                               ---
  Less amount representing interest...................................                      (37)
                                                                                            ---
  Present value of capital lease obligation...........................                      178
  Less current portion................................................                      (68)
                                                                                            ---
    Long term capital lease obligation................................                $     110
                                                                                            ---
                                                                                            ---



    Rent expense for 1994, 1995 and 1996 was $252,000, and $289,000 and
$328,000, respectively.



NOTE 10--INCOME TAXES:



    As a result of the losses generated during 1994, 1995 and 1996 the Company has recorded no provision for income taxes and therefore a reconciliation of the federal statutory rate to the effective rate is not meaningful.



    Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):



                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1995       1996
                                                                         ---------  ---------
Net operating loss carryforwards.......................................  $   2,810  $   4,256
Credit carryforwards...................................................        750        877
Depreciation and amortization..........................................         31       (103)
Accrued expenses.......................................................        380        490
Other..................................................................        199         60
                                                                         ---------  ---------
Gross deferred tax assets..............................................      4,170      5,580
Deferred tax asset valuation allowance.................................     (4,170)    (5,580)
                                                                         ---------  ---------
Net deferred tax assets................................................  $      --  $      --
                                                                         ---------  ---------
                                                                         ---------  ---------



    The Company provides a valuation allowance for deferred tax assets when it is more likely than not, based upon currently available evidence including its prior history of losses, that some portion or all of the deferred tax assets will not be realized.



    At December 31, 1996, the Company had federal net operating loss carryforwards of approximately $10,969,000 available to reduce future federal and state taxable income. The Company's net operating loss carryforwards expire from 2005 to 2011. The tax benefit of the net operating loss and credit carryforwards may be limited due to the impact of the Tax Reform Act of 1986. Events which may cause the tax benefit to be limited include, but are not limited to, a cumulative stock ownership change of more than 50%, as defined, over a three-

                          INVISION TECHNOLOGIES, INC.

NOTE 10--INCOME TAXES: (CONTINUED)


year period and the timing of utilization of various tax benefits carried forward. As a result of changes in ownership that have occurred, future utilization of certain of the Company's carryforwards will be limited to approximately $500,000 per year. Accordingly, the balance of net operating loss carryforwards at December 31, 1996 has been adjusted to reflect the limitation.



NOTE 11--RELATED PARTY TRANSACTIONS:



    In November 1996, the Company entered into a Research, Development and License Agreement with EG&G Astrophysics, an affiliate of EG&G International Ltd. Under the terms of this agreement, the Company and EG&G Astrophysics are each committed to contribute up to $1,000,000 to fund a joint research and development effort to develop an explosive detection system with enhanced capability for reliable detection of explosives at higher rates of through-put than the Company's existing system. Any new technology developed in connection with the research and development effort will be jointly owned. The agreement terminates in May 1998. As of December 31, 1996, the Company has made no expenditures related to its commitment under this agreement.



    The Company was originally formed as a joint venture arrangement between Imatron, Inc. ("Imatron", a publicly traded company in the U.S.) and F.I.M.A.I. Holding, S.A. ("FIMAI", a Luxembourg corporation). In connection with the formation of the Company, the Company and FIMAI entered into a Manufacturing and Distribution Agreement (the "Distribution Agreement") which appointed FIMAI as the exclusive manufacturer, purchaser and distributor for the Company's CTX 5000 systems in Europe. At December 31, 1994, the Company had obtained a temporary consent from FIMAI for the Company to manufacture and sell the CTX 5000 in Europe. In April 1995, FIMAI transferred all of its shares of the Company to HARAX Holding, S.A. ("HARAX," a Luxembourg Corporation) and ElectroParts Holding, S.A. ("ElectroParts," a Luxembourg Corporation). Both Harax and ElectroParts have significant common ownership with FIMAI. As a consequence of the transfer of ownership, FIMAI's rights under the Distribution Agreement were transferred to HARAX and ElectroParts.



    In June 1995, the Company issued 58,818 and 170,455 shares of Series D Preferred Stock to ElectroParts and HARAX, respectively, in exchange for the cancellation of the Distribution Agreement. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 48, this transaction is valued at zero, the historical cost basis of the Distribution Agreement to ElectroParts and HARAX.



    During 1995 and 1996, the Company paid $116,000 and $264,000, respectively to certain of the Company's directors for professional and/or consulting services. In May 1995, the Company issued 649,434 shares of Series D Preferred Stock to HARAX in satisfaction of $2,429,000 of indebtedness. In June 1995, the Company issued 13,368 shares of Series D Preferred Stock to an officer of the Company in satisfaction of $50,000 in indebtedness.



NOTE 12--SUBSEQUENT EVENTS:



    The Board of Directors has authorized the Company to file a registration statement with the Securities and Exchange Commission under the Securities Act of 1933 to sell Common Stock of the Company in a public offering.

                          INVISION TECHNOLOGIES, INC.

NOTE 12--SUBSEQUENT EVENTS: (CONTINUED)


  NEW FACILITY LEASE



    In February 1997, the Company entered into a new lease for its future primary operating facility. The Company plans to relocate to the new facility in mid- 1997 upon the completion of tenant improvement construction. The lease covers an initial ten year term and includes a five year renewal option. The initial rental rate of $672,000 per year increases annually to $1,326,000 in year ten. The Company plans to sub-lease its current primary operating facilities subsequent to its relocation. Based on current market rental rates for similar facilities, the Company estimates that sub-lease rental rates will not be less than the Company's existing rental rate for the remainder of the lease term.



  LINE OF CREDIT



    In February 1997, the Company entered into two one-year revolving line of credit agreements with Silicon Valley Bank. The first agreement provides for maximum borrowings generally in an amount up to the lower of 80% of eligible domestic accounts receivable or $4.5 million. Borrowings under this agreement generally bear interest at the bank's prime rate plus 1.00% per annum (9.25% at December 31, 1996). The second agreement is partially guaranteed by the Export-Import Bank of the United States and provides for maximum borrowings generally in an amount up to the lower of the sum of 90% of eligible export accounts receivable plus 70% of eligible raw materials and work-in-process inventory designated for export customers or $4.5 million. Borrowings under this agreement generally bear interest at the bank's prime rate plus 0.75% per annum (9.00% at December 31, 1996). Borrowings under both agreements are secured by all of the Company's assets. The agreements require that the Company maintain certain financial ratios and levels of tangible net worth and profitability and also prohibit the Company from paying cash dividends. Proceeds of loans under both lines of credit may be used for general corporate purposes.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of



InVision Technologies, Inc.



    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity (deficit) present fairly, in all material respects, the financial position of InVision Technologies, Inc. and its subsidiary at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP



San Jose, California
February 20, 1997